Man Group USA Inc
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com

02028148

February 27, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

MAR 27 2002

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
APR 10 2002
THOMSON FINANCIAL

v\mb\ltr\Sec12s.doc

dlw 4/11

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Man Group plc announces that on 25 February 2002 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 1018.2704p per ordinary share.

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Man Group plc announces that on 22 February 2002 it purchased for cancellation 250,000 of its 10p ordinary shares at a price of 992.6835p per ordinary share.

Enquiries:

Peter Clarke, Man Group plc Tel: 020 7285 3000

NNNN